UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Amendment No. 2)

Under the Securities Exchange Act of 1934

PMC Commercial Trust

(Name of Issuer)

Common Stock, par value $.01

(Title of Class of Securities)

693434102

(CUSIP Number)

Hoak Public Equities, L.P.

3963 Maple Avenue, Suite 450

Dallas, Texas 75219

(214) 855-2284

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 1, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

CUSIP No. 693434102

1	Name of Reporting Person, I.R.S. Identification No. of Above Person (Entities Only) Hoak Public Equities, L.P. (20-1356217)

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 511,000 shares

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 511,000 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 511,000 shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13	Percent of Class Represented by Amount in Row (11) 4.82%

14	Type of Reporting Person PN

CUSIP No. 693434102

1	Name of Reporting Person, I.R.S. Identification No. of Above Person (Entities Only) Hoak Income Opportunity Fund, L.P. (45-2317672)

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 20,000 shares

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 20,000 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,000 shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13	Percent of Class Represented by Amount in Row (11) .19%

14	Type of Reporting Person PN

CUSIP No. 693434102

1	Name of Reporting Person, I.R.S. Identification No. of Above Person (Entities Only) Hoak Fund Management, L.P. (20-1355992)

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 531,000 shares

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 531,000 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 531,000 shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13	Percent of Class Represented by Amount in Row (11) 5.01%

14	Type of Reporting Person PN

CUSIP No. 693434102

1	Name of Reporting Person, I.R.S. Identification No. of Above Person (Entities Only) Hoak & Co. (75-2574026)

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 531,000 shares

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 531,000 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 531,000 shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13	Percent of Class Represented by Amount in Row (11) 5.01%

14	Type of Reporting Person CO

CUSIP No. 693434102

1	Name of Reporting Person, I.R.S. Identification No. of Above Person (Entities Only) J. Hale Hoak

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 531,000 shares

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 531,000 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 531,000 shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13	Percent of Class Represented by Amount in Row (11) 5.01%

14	Type of Reporting Person IN

CUSIP No. 693434102

1	Name of Reporting Person, I.R.S. Identification No. of Above Person (Entities Only) James M. Hoak

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 146,357 shares

	8	Shared Voting Power 677,357 shares

	9	Sole Dispositive Power 146,357 shares

	10	Shared Dispositive Power 677,357 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 677,357 shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 6.39%

14	Type of Reporting Person IN

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, $0.01 par value per share (“Common Stock”), of PMC Commercial Trust, a Texas real estate investment trust (the “Company”), and amends the original filing on Schedule 13D of the filing persons dated April 12, 2013.  Capitalized terms not otherwise defined herein shall have the respective meanings set forth in such original filing.

Item 4.	Purpose of Transaction.

Hoak Public Equities (“HPE”), which collectively with our affiliates owns 677,357 shares of Common Stock representing approximately 6.39% of the outstanding Common Stock, reiterates our previously stated position that we will likely vote against the proposed transaction announced by PMC Commercial Trust on July 8, 2013. On July 8, 2013, HPE sent a letter to the Company’s CEO, as the representative of the Board of Trust Managers, indicating its opposition to the merger agreement between PMC Commercial Trust and CIM Urban REIT, LLC, announced by the Company on July 8, 2013.  HPE’s letter advises the Company that HPE will be likely be voting against the transaction in its current form and that, in HPE’s opinion, the total consideration, as proposed, significantly undervalues PMC shares.  HPE further advised of its belief that PMC and its shareholders would be better served by having the Company stay a stand-alone entity, run-off the existing portfolio, add new lines of business, and/or explore other merger or business combinations that result in a total consideration equal to, or in excess of, PMC’s most recently stated book value of more than $13/share.  HPE reserves its right to speak to other PMC shareholders or groups about making or participating in a competing proposal, to buy more shares, to sell some or all of its shares, or to take other actions consistent with its best interest as a holder of PMC shares.

Item 5.	Interest in Securities of the Issuer.

(a) As of August 1, 2013, the Reporting Persons as a group beneficially owned 677,357 shares of Common Stock, representing approximately 6.39% of the shares of Common Stock outstanding based upon the 10,596,220 shares of Common Stock reported by the Company to be outstanding as of May 1, 2013 in the Company’s Quarterly Report on Form 10-Q for its quarterly period ended March 31, 2013 filed with the Securities and Exchange Commission on May 10, 2013.

(b) J. Hale Hoak, together with HPE, HIOF, HFM, Hoak & Co. and James M. Hoak, has shared voting and dispositive power with respect to 531,000 shares of the Common Stock. James M. Hoak has the sole voting and dispositive power with respect to 146,357 shares of the Common Stock.

(c) Schedule A annexed hereto lists all transactions in the Company’s Common Stock in the last 60 days by the Reporting Persons.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Hoak Public Equities, L.P.

By Hoak Fund Management, L.P. (its general partner)
By James M. Hoak & Co. (its general partner)

By:	/s/ J. Hale Hoak
J. Hale Hoak
President

Hoak Income Opportunity Fund, L.P.

By Hoak Fund Management, L.P. (its general partner)
By James M. Hoak & Co. (its general partner)

By:	/s/ J. Hale Hoak
J. Hale Hoak
President

Hoak Fund Management, L.P.

By James M. Hoak & Co. (its general partner)
By:	/s/ J. Hale Hoak
J. Hale Hoak
President

James M. Hoak & Co.

By:	/s/ J. Hale Hoak
J. Hale Hoak
President

/s/ James M. Hoak
James M. Hoak (individually)

/s/ J. Hale Hoak
J. Hale Hoak (individually)

Dated: August 1, 2013

Schedule A

This schedule sets forth information with respect to each purchase andsale of Common Stock which was effectuated by a Reporting Person within the last 60 days. All transactions were effectuated in the open market through a broker.

Date	Number of Shares Purchased (Sold)	Price per share	Aggregate Price (1)	Account
6/14/2013	25,000	$8.3645	$209,112.50	HPE
6/17/2013	641	$8.1970	$5,254.28	HPE
6/19/2013	5,238	$8.2413	$43,167.93	HPE
6/20/2013	121	$8.2400	$997.04	HPE
7/15/2013	15,072	$9.4712	$142,749.93	James M Hoak, IRA
7/17/2013	14,928	$9.5000	$141,816.00	James M Hoak, IRA
7/18/2013	8,900	$9.5000	$84,550.00	James M Hoak, IRA
7/19/2013	13,318	$9.4976	$126,489.04	James M Hoak, IRA
7/22/2013	8,300	$9.4311	$78,278.13	James M Hoak, IRA
7/23/2013	5,221	$9.4998	$49,598.46	James M Hoak, IRA
7/24/2013	3,590	$9.4876	$34,060.48	James M Hoak, IRA
7/25/2013	9,368	$9.5000	$88,996.00	James M Hoak, IRA
7/26/2013	600	$9.4933	$5,695.98	James M Hoak, IRA
7/29/2013	11,709	$9.5000	$111,235.50	James M Hoak, IRA
7/30/2013	6,100	$9.5000	$57,950.00	James M Hoak, IRA
7/31/2013	2,894	$9.5000	$27,493.00	James M Hoak, IRA

(1) Excludes commissions and other execution-related costs.